

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
Mark Chess
Chief Executive Officer
Glori Acquisition Corp.
3 Azrieli Center (Triangle Tower), 42nd Floor
Tel Aviv, Israel, 67023

> **Re: Glori Acquisition Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed March 20, 2014**
> **File No. 333-193387**
>
> **Amendment No. 6 to Schedule TO**
> **Filed March 27, 2014**
> **File No. 005-86919**
>
> **Amendment No. 6 to Schedule TO**
> **Filed March 26, 2014**
> **File No. 005-86919**

Dear Mr. Chess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary of the Prospectus, page 1

C-2 Preferred Issuance, page 5

1. Please enhance your disclosure to discuss the "enhanced registration rights" the C-2 holders will have.

Risk Factors, page 22

The AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for Glori's services, page 24

2. In response to our prior comment four, you furnished the "Nehring Data" and the "Knowledge Reservoir" documents to support your statement, "…46% of the world's oil recovery comes from reservoirs that are suitable for the AERO System as currently developed." Neither document presents data from outside the U.S. and the Nehring Data addresses reservoirs with permeability greater than 25 millidarcies, not 50 millidarcies as posited in the risk factor. Please provide us appropriate support or amend your document here and elsewhere to remove this statement.

Material U.S. Federal Income Tax Consequences, page 41

3. We note your response to prior comment 7 that you "believe that the tax opinion in Exhibit 8.1 satisfies the requirements of a 'short form' opinion." We note Exhibit 8.1 filed with Amendment 1 is undated and states the "opinion is expressed as of the date hereof." Please file an updated tax opinion that clearly reflects that the disclosure in the prospectus is the opinion of counsel. Please see Section III.B.2 of Staff Legal Bulletin No. 19.

Unaudited Condensed Combined Pro Forma Financial Statements, page 68

4. We note revisions to your tables on pages 139 through 141, pertaining to your various issuances of preferred stock, indicate that your Series C-2 Preferred Stock was recently issued with terms that may include a beneficial conversion feature, and that terms associated with your Series C and Series C-1 Preferred Stock were recently amended and may now include beneficial conversion features. Please submit the analyses you performed in determining whether these classes of preferred shares contain beneficial conversion features, and if necessary revise your pro forma balance sheet to reflect the accounting that will be required under FASB ASC 470-20. Please also disclose any

accounting effects that will arise upon conversion that are not reflected in you pro forma Statements of Operations.

Glori Technology Services, page 78

5. In part, your response to our prior comment 12 referenced SPE 144205-PP (Exhibit 99.2) as the source for the disclosed recovery efficiency of 9% to 12% of the remaining reservoir oil. Please amend your document to include that paper's expressed requirement on page 7, "However, the true swept area between these two wells is unknown, and further work is required to resolve the improvement to sweep efficiency and corresponding incremental benefit. Further work & extension of the pilot is planned."

The Etzold Field Acquisition, page 87

6. Your disclosure in response to our prior comment 16 indicated your microbial enhancement with the AERO process on the South Etzold field was unsuccessful. Please amend your document to disclose separately the results of your AERO activities for the North Etzold Unit and for the South Etzold unit. Include incremental volumes of oil recovered due to microbial enhancement, costs used for such enhancements and any other parameter changes that you regard as important.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Glori, page 96

Year ended December 31, 2012 and 2013, page 105

7. You disclose in this section that "[r]evenue increased by $1,038,000, or 48%, to $3,219,000 for the year ended December 31, 2013…The increase was primarily attributable to an increase in field injection services of $1,506,000…The $1,506,000 field injection services increase is primarily due to an increase in revenues from AERO field injection services of $925,000 in Texas and $728,000 in Canada." Please enhance this disclosure to explain the reasons underlying this increase in revenues from AERO field injection services. Please see Item 303(a)(3)(iii) of Regulation S-K

Exhibit 99.4

8. We note this third party reserve report presents unproved reserves that are not discussed in your registration statement and are summed together with proved reserves in non-compliance with our Compliance and Disclosure Interpretations ("C&DIs"), Question 105.01. Please amend your document to disclose and discuss these unproved reserves (refer to Item 1202(a)(2) of Regulation S-K) and file a third party report that complies with Question 105.01, or file a third party report that has no unproved reserves. Question

105.01 is available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

9. In addition, as required by Item 1202(a)(8) of Regulation S-K, please ensure that the amended third party report includes: (i) the purpose for which the report was prepared, i.e. filing with the SEC in accordance with SEC definitions, not PRMS as stated on page 5; (ii) the date on which the report was completed; (iii) The proportion of the registrant's total reserves covered by the report; (viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report; (ix) A brief summary of the third party's conclusions with respect to the reserves estimates. Also include the technical qualifications of the individual primarily responsible for the report per Item 1202(a)(7) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding the engineering comments. Please contact Mellissa Duru, Office of Mergers & Acquisitions at (202) 551-3757 if you have questions relating to the tender offers. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP